

July 26, 2011

Via E-mail
Larry Adelt
President and Chief Executive Officer
Adelt Design, Inc.
3217 South Orchard Street
Salt Lake City, Utah 84106

> **Re:** **Adelt Design, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2011**
> **File No. 333-174705**

Dear Mr. Adelt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated July 1, 2011. Please provide an affirmative statement in the prospectus that you do not have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company or to change your management.

2. We note your response to comment two in our letter dated July 1, 2011. We note the disclosure described below that imply you have more than one shareholder, officer and director. Please revise.

   - References to "management team" on page 9.

   - References to "founders" on page II-1.

Risk Factors, page 5

Risks Related to Our Business, page 5

We May Not Be Able to Build Our Brand Awareness, page 8

3. Please clarify, if correct, that your working capital amount of $2,470 is insufficient to achieve your goal of building brand awareness.

Description of Business, page 21

Organization Within Last Five Years, page 22

4. Considering that you are dependent upon obtaining customers to generate revenues, please provide additional detail to explain how you intend to build out your reputation and network in the art industry. In this regard, we note your indication elsewhere that you intend to allocate $35,000 towards marketing materials. However, considering you do not currently have such funds available to you, please tell us how you plan to obtain new customers. Alternatively, please disclose what efforts you have made to date, if any, to obtain the bank loans or private financing you will require to execute your business plan.

Description of Securities to be Registered, page 29

Preferred Stock, page 30

5. We note your response to comment 18 in our letter dated July 1, 2011. Please delete the fifth sentence in this subsection, as it implies that you are authorized to issue blank check preferred stock.

Financial Statements, page F-1

Statement of Cash Flows, page F-5

6. We note your response to comment 19 in our letter dated July 1, 2011. The response does not appear to support your presentation, and it appears no revisions were made in response to our comment. As such, we reissue such comment. Referencing ASC 230, please tell us why the related party advance proceeds are classified as cash provided by operating activities. In doing so, please tell us your consideration of classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10-45-14b.

Note to Financial Statements, page F-6

Note 2 – Going Concern, page F-8

7. We note your response to comment 20 in our letter dated July 1, 2011. It appears that no revisions were made in response to our comment. As such, we reissue such comment. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. See Section 607.02 of the Financial Reporting Codification.

Item 14. Indemnification of Directors and Officers, page II-1

8. We note your response to comment 21 in our letter dated July 1, 2011. Please file as an exhibit to the registration statement your revised charter that includes a discussion of the indemnification of your director and officer.

Exhibit Index, page II-5

9. It does not appear that an updated consent of M&K CPAS, PLLC was filed as an exhibit. Please file as an exhibit to the registration statement an updated consent of M&K CPAS, PLLC.

Exhibit 5.1

10. We note that you initially filed your registration statement on June 3, 2011. Please revise the filing date of the registration statement referenced in the first paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Steven M. Sager
        BK Consulting, Inc.